Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                October 23, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                       FT 8976
                        Digital Gaming Portfolio Series
                                 (the "Trust")
                      CIK No. 1820310 File No. 333-248983
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. INASMUCH AS THE WORDS "DIGITAL GAMING" IN THE TRUST'S NAME CONNOTE A TYPE OF INVESTMENT, PLEASE DISCLOSE A POLICY TO INVEST AT LEAST 80% OF THE TRUST'S NET ASSETS IN COMPANIES WHOSE ECONOMIC FORTUNES ARE SIGNIFICANTLY TIED TO DIGITAL GAMING. PLEASE ALSO REVISE THE TRUST'S CURRENT PORTFOLIO SELECTION
PROCESS TO SPECIFY THE CRITERIA IT WILL USE TO DETERMINE WHETHER A PARTICULAR COMPANY'S ECONOMIC FORTUNES ARE SIGNIFICANTLY TIED TO DIGITAL GAMING. FOR EXAMPLE, THE TRUST COULD SPECIFY THAT AT LEAST 80% OF ITS NET ASSETS WILL BE INVESTED IN COMPANIES THAT (1) RECEIVE 50% OF THEIR REVENUE OR PROFITS FROM THE SALE OF DIGITAL GAMING PRODUCTS AND SERVICES; OR (2) DEVOTE 50% OF THEIR ASSETS TO SUCH DIGITAL GAMING PRODUCTS OR SERVICES.

      Response: In accordance with the Staff's comment, the following 80% test will be added to the Trust's prospectus:

      "The Trust will invest at least 80% of its assets in digital gaming companies, which are companies actively engaged in a business activity supporting or utilizing the digital gaming industry, specifically: (i) companies that are software developers or hardware providers for the entertainment, educational software, or virtual reality/ simulation segments of the digital gaming industry or whose business model relies solely on delivering goods and services to these segments (collectively, "pure-play" companies); (ii) companies that are not pure-play companies but provide intellectual property in support of digital gaming, educational software, or virtual reality/simulation segments ("non-pure-play" companies); or (iii) large broad-based companies whose business model supports digital gaming, educational software, or virtual reality/simulation segments ("gaming conglomerate" companies)."

Portfolio
_________

      2. ACCORDING TO THE DISCLOSURE, THE TRUST IS A UNIT INVESTMENT TRUST THAT INVESTS IN COMMON STOCKS OF COMPANIES INVOLVED IN PRODUCTS AND SERVICES RELATED TO DIGITAL GAMING THAT THE SPONSOR BELIEVES HAVE "ADEQUATE LIQUIDITY" FOR INVESTMENT AND THAT TRADE ON A MAJOR U.S. STOCK EXCHANGE. PLEASE DESCRIBE THE TRUST'S CRITERIA FOR "ADEQUATE LIQUIDITY."

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "To ensure adequate liquidity, the Sponsor only selects those stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements."

      3. ACCORDING TO THE DISCLOSURE, THE SPONSOR EVALUATES EACH STOCK BY EXAMINING ITS "RELATIVE VALUATION." PLEASE INCLUDE A PLAIN ENGLISH DEFINITION OF "RELATIVE VALUATION."

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "Relative valuation uses price and enterprise value against underlying business metrics, such as cash flow or sales, and forecasted fundamentals to create multiples which enable cross company comparisons to understand how the market is pricing one equity verses another."

      4. THE DISCLOSURE STATES, "THE FINAL PORTFOLIO IS COMPRISED OF 15 APPROXIMATELY EQUALLY WEIGHTED STOCKS." HOWEVER, THE COVER PAGE DISCLOSURE STATES, "THE TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF COMMON STOCKS." PLEASE EXPLAIN TO THE STAFF HOW 15 STOCKS COMPRISE A DIVERSIFIED PORTFOLIO.

      Response: In accordance with the Staff's comment, the reference to "diversified" will be deleted from the cover page of the prospectus and from footnote 1 to the "Statement of Net Assets" in the prospectus.

      6. THE FACT THAT THE TRUST HAS EXPOSURE TO DIVIDEND-PAYING SECURITIES, FOREIGN SECURITIES (INCLUDING AMERICAN DEPOSITARY RECEIPTS AND EMERGING MARKET COMPANIES) AND COMPANIES WITH VARIOUS MARKET CAPITALIZATIONS IN ADDITION TO THE INVESTMENTS DESCRIBED IN THE PORTFOLIO SELECTION PROCESS SECTION ABOVE IS CONFUSING. IF THE FINAL PORTFOLIO IS COMPRISED OF 15 EQUALLY WEIGHTED STOCKS, WHERE DO THESE INVESTMENTS COME IN? PLEASE CLARIFY HOW THE TRUST INVESTS IN
THESE INVESTMENTS VIS-A-VIS THE DIGITAL GAMING INVESTMENTS DESCRIBED IN THE PORTFOLIO SELECTION PROCESS.

      Response: Please note that the referenced security types are additional attributes of certain of the stocks described in the section entitled "Portfolio Selection Process" and selected for the Trust's portfolio. For example, a common stock in the Trust's portfolio could simultaneously be a foreign security that pays dividends and represents the common stock of a large capitalization company.

Risk Factors
____________

      7. WITH RESPECT TO PRICE VOLATILITY, THE DISCLOSURE STATES THAT COMMON STOCK PRICES MAY BE PARTICULARLY SENSITIVE TO RISING INTEREST RATES, AS THE COST OF CAPITAL RISES AND BORROWING COSTS INCREASE. PLEASE CONSIDER REVISING TO BETTER ACCOUNT FOR HOW INTEREST RATES IMPACT COMMON STOCKS (E.G., THE COST OF CAPITAL RISES AND BORROWING COSTS INCREASE FOR THE ISSUER OF THE COMMON STOCK, THEREFORE, SUCH COSTS COULD IMPACT THE ISSUER'S BOTTOM LINE).

      Response: In accordance with the Staff's comment, the last sentence of the first paragraph of the "Price Volatility" risk will be replaced in its entirety with the following:

      "In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers."

      8. WITH RESPECT TO THE CONCENTRATION RISK RELATED TO "COMMUNICATION SERVICES," PLEASE CONNECT THE DISCLOSURE OF THE RISKS OF INVESTING IN MEDIA AND ENTERTAINMENT COMPANIES TO THE TRUST'S INVESTMENTS IN DIGITAL GAMING COMPANIES. MOREOVER, THE DISCLOSURE SHOULD CLEARLY DESCRIBE HOW THE COMMUNICATIONS SERVICES SECTOR (NOT JUST MEDIA AND ENTERTAINMENT COMPANIES) ENCOMPASSES DIGITAL GAMING COMPANIES.

      Response: In accordance with the Staff's comment, the third sentence of the "Communication Services" risk will be replaced in its entirety with the following:

      "Media and entertainment companies, such as digital gaming companies, are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content."

Furthermore, please note that the "Communication Services" risk factor is intended to be inclusive of all of the sub-industries which comprise that sector.

Lastly, the following risk will be added to the "Risk Factors" section of the prospectus to state that some of the companies in which the Trust invests are engaged in other lines of business that may adversely impact their operating results:

      "LINE OF BUSINESS RISK. Some of the companies in which the Trust invests are engaged in other lines of business unrelated to digital gaming and these lines of business could adversely affect their operating results. Despite a company's possible success in activities linked to digital gaming, there can be no assurance that the other lines of business in which these companies are engaged will not have an adverse effect on a company's business or financial condition."

      9. THE "ASIA PACIFIC REGION" AND "HONG KONG AND CHINA" RISK FACTORS STATE THAT A SIGNIFICANT PERCENTAGE OF THE TRUST'S PORTFOLIO ARE COMMON STOCKS OF COMPANIES HEADQUARTERED AND/OR INCORPORATED IN THE ASIA PACIFIC REGION, HONG KONG OR CHINA. PLEASE DISCLOSE THIS GEOGRAPHIC FOCUS IN THE STRATEGY DISCLOSURE OF THE PORTFOLIO SECTION ABOVE.

      Response: In accordance with the Staff's comment, references to the Asia Pacific region, Hong Kong and China will be added to the section of the prospectus entitled "Additional Portfolio Contents." In addition, please note that the Trust does not have a geographic focus and securities in the Trust's portfolio are not selected because they are from a specific country or region, rather the Trust's portfolio is expected to have significant exposure to the Asia Pacific region and companies headquartered or incorporated in Hong Kong or China coincidentally.

     10. HONG KONG AND CHINA

         (a) THE SECOND SENTENCE OF THIS PARAGRAPH REFERENCES "CERTAIN OTHER TRUSTS." PLEASE CLARIFY THE RELEVANCE OF THIS REFERENCE OR DELETE THE SENTENCE.

         (b) THE DISCLOSURE STATES THAT HONG KONG ISSUERS ARE SUBJECT TO RISKS RELATED TO CONCENTRATION OF REAL ESTATE COMPANIES IN THE HANG SENG INDEX. PLEASE REVISE THE DISCLOSURE TO CLEARLY INDICATE HOW CONCENTRATION OF REAL ESTATE COMPANIES IN THE HANG SENG INDEX IS A RISK FOR THE TRUST GIVEN ITS FOCUS ON COMMONS STOCKS OF DIGITAL GAMING COMPANIES LISTED ON U.S. EXCHANGES OR DELETE THIS DISCLOSURE.

         (c) THE DISCLOSURE ALSO NOTES, "HONG KONG REVERTED TO CHINESE CONTROL ON JULY 1, 1997 AND ANY INCREASE IN UNCERTAINTY AS TO THE FUTURE ECONOMIC AND POLITICAL STATUS OF HONG KONG, OR A DETERIORATION OF THE RELATIONSHIP BETWEEN CHINA AND THE UNITED STATES, COULD HAVE NEGATIVE IMPLICATIONS ON STOCKS LISTED ON THE HONG KONG STOCK MARKET." PLEASE UPDATE THE DISCLOSURE BASED ON CURRENT ECONOMIC AND POLITICAL CONDITIONS. PLEASE ALSO EXPLAIN HOW NEGATIVE IMPLICATIONS ON STOCKS LISTED ON THE HONG KONG STOCK MARKET ARE RELEVANT TO THE TRUST GIVEN ITS FOCUS ON COMMON STOCKS LISTED ON U.S. EXCHANGES OR DELETE THE RELATED DISCLOSURE.

      Response: In accordance with the Staff's comments in parts (a) and (b) above, the references to "certain other Trusts" and "the concentration of real estate companies in the Hang Seng Index" will be deleted from the referenced disclosure. In addition, references to stocks listed on the Hong Kong market will be deleted. Lastly, in response to the Staff's comment in part (c) above, the following disclosure will be added to the first paragraph of the "Hong Kong and China" risk:

      "Recent developments in relations between the U.S. and China have heightened concerns of increased tariffs and restrictions on trade between the two countries. An increase in tariffs or trade restrictions, or even the threat of such developments, could lead to a significant reduction in international trade, which could have a negative impact on China's export industry and a commensurately negative impact on the Trust. In addition, investments in the China region may be subject to acute political risks such as possible negative repercussions resulting from China's relationship with Taiwan or Hong Kong."

     11. FOREIGN SECURITIES

         (a) THE DISCLOSURE IN THIS RISK FACTOR AS TO THE FOREIGN SECURITIES THAT THE TRUST INVESTS IN IS INCONSISTENT WITH THE DISCLOSURE OF THE TRUST'S FOREIGN SECURITIES INVESTMENTS CONTAINED IN THE PORTFOLIO SECTION. FOR EXAMPLE, THE DISCLOSURE NOTES THAT A FOREIGN SECURITY HELD BY THE TRUST INCLUDES A SECURITY DIRECTLY LISTED ON A FOREIGN SECURITIES EXCHANGE. PLEASE CLARIFY WHETHER SECURITIES DIRECTLY LISTED ON A FOREIGN EXCHANGE ARE SECURITIES THAT ARE PART OF THE ADDITIONAL PORTFOLIO CONTENTS, GIVEN THAT THE DIGITAL GAMING SECURITIES ARE SUPPOSED TO BE U.S. EXCHANGE TRADED.

         (b) PLEASE ALSO CONFIRM THAT THE EMERGING MARKETS RISK DISCLOSURE IS APPROPRIATELY TAILORED TO THIS TRUST AND ITS EXPOSURE TO FOREIGN SECURITIES.

         (c) THE DISCLOSURE REFERENCES INVESTMENTS IN DEBT SECURITIES. PLEASE EXPLAIN TO THE STAFF THE RELEVANCE OF INVESTING IN DEBT SECURITIES TO THIS TRUST.

      Response: With respect to the Staff's comment in part (a) above, please note that the referenced language is disclosure we utilize in every trust's prospectus and we describe how foreign securities may be held (i.e. directly listed, as ADRs, or foreign listed) in each trust's "Schedule of Investments." The Trust's schedule of investments identifies that the securities in its portfolio are either listed on a U.S. exchange or represent the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. exchange. In connection with the Staff's comment in part (b) above, the Trust confirms that the Emerging Markets risk disclosure is appropriately tailored to the Trust and its exposure to foreign securities when read in conjunction with the remaining risk factors in the Trust's prospectus. Lastly, and in accordance with the Staff's comment in part (c) above, references to investments in debt securities will be removed from the "Foreign Securities" risk.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                  Very truly yours,

                                                  CHAPMAN AND CUTLER LLP


                                                  By /s/ Daniel J. Fallon
                                                     ________________________
                                                         Daniel J. Fallon